United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                          Commission File No.: 0-30999


                                  SCHEDULE 13D
                                 Amendment No. 1


                    Under the Securities Exchange Act of 1934


                          INFINITY CAPITAL GROUP, INC.
                          ---------------------------
                                (Name of Issuer)

                               FAYBER GROUP, INC.
                               ------------------
                             (Former Name of Issuer)

                                     Common
                                     ------
                         (Title of Class of Securities)

                                      None
                                      ----
                                 (Cusip Number)

    Gregory H. Laborde, 255 Warren Street, Suite 1504, Jersey City, NJ 07302
                                  212-962-4400
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               September 12, 2005
                               ------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d(b)(3) or (4), check the following box / /.

                                  SCHEDULE 13D



CUSIP NO.: None                                                Page 1 of 5 Pages


1.       Name of Reporting Person and
         S.S. or I.R.S. Identification No.

         Gregory H. Laborde

2.       Check the Appropriate Box if A Member of a Group*

         a /  /
         b /  /

3.       SEC Use Only


4.       Source of Funds

         NA

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         /  /

6.       Citizenship or Place of Organization

         Haiti

7.       Sole Voting Power

         0

8.       Shared Voting Power


         3,959,000 Common Shares indirectly through GHL Group, Ltd.


9.       Sole Dispositive Power

         0

10.      Shared Dispositive Power


         3,959,000 Common Shares indirectly through GHL Group, Ltd.

CUSIP NO.: None                                                Page 2 of 5 Pages


11.      Aggregate Amount Beneficially Owned by Each Reporting Person


         Directly - 0
         Indirectly - 3,959,000 Common Shares through GHL Group, Ltd.


12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         /  /

13.      Percent of Class Represented by Amount in Row (11)


         69.51% at September 15, 2005


14.      Type of Reporting Person

         IN

ITEM 1.  SECURITY & ISSUER

     This statement relates to common shares of Infinity Capital Group, Inc., formerly known as Fayber Group, Inc., 7 Dey Street, Suite 900, New York, NY 10007.


ITEM 2.

     (a) Gregory H. Laborde

     (b) 255 Warren Street, Suite 1504, Jersey City, NJ  07302

     (c) GREGORY H. LABORDE, age 40, President, Chief Executive Officer and Chairman of the Board, has over 18 years experience on Wall Street in the areas of investment banking, trading, sales and financial consulting. From 1986 to 1997, Mr. Laborde worked in corporate finance at a number of prestigious NYC based investment banks, including: Drexel Burnham Lambert, Lehman Brothers, Gruntal & Co., and Whale Securities. During his Wall Street tenure, Mr. Laborde was involved in over 20 public and private financing transactions totaling over 100 million dollars. In 1999 he founded and took public Origin Investment Group, a business development company that was involved in investing in IT related businesses. While serving as Chairman & CEO, Mr. Laborde was responsible for providing 2 million in direct equity investments, a 10 million equity credit line, as well as successfully negotiating definitive agreements to acquire several private businesses. Mr. Laborde is currently the Chairman of GHL Group, Ltd., a firm that provides capital formation and mergers and acquisition services to select publicly traded companies or rapidly expanding private businesses seeking to go public. Mr. Laborde currently serves as the President & CEO of Satellite Organizing Solutions, Inc. (SOZG: Pink Sheets), and is the former President & CEO of Azonic Corporation (AZOI:OTCBB), a manufacturer of low cost disposable wireless devices, and has been President, CEO and Director of Infinity Capital Group since inception. Mr. Laborde holds a Bachelor of Science degree in Engineering from Lafayette College.

CUSIP NO.: None                                                Page 3 of 5 Pages

     (d) The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).

     (e) The Reporting Person has not during the last five years been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree or order of any type been entered against reporting person.

     (f) Citizenship: Haiti


ITEM 3.  SOURCE AND AMOUNT OF THE FUNDS

     Infinity Capital Group, Inc. shareholders became the shareholders of the surviving entity, Infinity Capital Group, Inc., as a result of the merger between Infinity Capital Group, Inc. and Fayber Group, Inc. Infinity issued shares and a promissory note for $20,000 in consideration for the acquisition.


ITEM 4.  PURPOSE OF THE TRANSACTION

     There are no plans or proposals known to the Reporting Person, except as listed below, which relate to or would result in:

     (a) Infinity Capital Group, Inc. issued 100,000 shares of common stock in exchange for all of the issued and outstanding stock of Fayber Group, Inc. on April 29, 2005.

     (b) A merger between Infinity Capital Group, Inc. and Fayber Group, Inc. was completed on May 2, 2005.


     (c) Infinity Capital Group, Inc. issued 100,000 shares of common stock to Fayber Group Shareholders and a Promissory Note for $20,000 to Bernard F. Pracko, II in exchange for all of the issued and outstanding stock of Fayber Group, Inc. on April 29, 2005.

     (d) As a result of the merger, Wesley F. Whiting resigned as Secretary/Treasurer but remains a director. Gregory H. Laborde is President and Director effective immediately and Jerry Gruenbaum was appointed Secretary. Theodore A. Greenberg, Pierce McNally and Steven Katz were appointed Directors.


     (e) Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP NO.: None                                                Page 4 of 5 Pages


     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned     0 Common Shares directly
          (directly and indirectly):          3,959,000 Common Shares indirectly
                                              through GHL Group, Ltd.

         Percent of outstanding shares owned: 0% directly
                                              69.51% indirectly at September 15,
                                              2005 through GHL Group, Ltd.

     (b) Sole Power of voting for
         Reporting Person:                    0 Common Shares

     (c) Transactions in securities in the past
         60 days for Reporting Person:

     On 9/12/05 GHL Group, Ltd acquired 144,625 Class C Warrants in exchange for 61,000 of its shares held in Infinity.

     On 9/12/05 GHL Group, Ltd. acquired 300,000 Class B Warrants for $3,000.

     On 9/12/05 GHL Group, Ltd. acquired 176,000 Class A Warrants in exchange for 80,000 of its shares held in Infinity.

     On 9/12/05 GHL Group, Ltd. exercised Class A Warrants and was issued 100,000 shares for forgiveness of debt of $25,000. The transaction was exempt from registration under Section 4(2) of the Securities Act of 1933.

     On 9/15/05 GHL Group, Ltd. surrendered 185,125 Class C Warrants, 300,000 B Warrants, and 76,000 Class A Warrants back to Infinity for retirement and received no consideration from Infinity.

     As of 9/15/05 there were 0 Class C Warrants, 0 Class B Warrants, and 190,500 Class A Warrants outstanding.

CUSIP NO.: None                                                Page 5 of 5 Pages

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

     The Reporting Person has no other contracts, arrangements, understandings or relationships with respect to securities of the Issuer as of the date hereof.


ITEM 7.  EXHIBITS


     None.



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: October 4, 2005



                                    /s/Gregory H. Laborde
                                    -------------------------
                                    Gregory H. Laborde